Filed Pursuant to Rule 433

Registration Statement No. 333-236943

Issuer Free Writing Prospectus

January 12, 2021

Gladstone Land Corporation

5.000% Series D Cumulative Term Preferred Stock

(Liquidation Preference $25.00 Per Share)

Pricing Term Sheet

January 12, 2021

Issuer:	Gladstone Land Corporation

Securities Offered:	5.000% Series D Cumulative Term Preferred Stock (“Series D Preferred Stock”)

Number of Shares Offered:	2,100,000 shares (2,415,000 shares if the option to purchase additional shares to cover over-allotments is fully exercised)

Price to Public:	$25.00 per share

Underwriting Discount:	$0.78125 per share, $1,886,718.75 in aggregate (if the option to purchase additional shares to cover over-allotments is fully exercised)

Net Proceeds to the Issuer (before expenses):	$24.21875 per share, $58,488,281.25 in aggregate (if the option to purchase additional shares to cover over-allotments is fully exercised)

Mandatory Redemption at Expiration of Term:	The Issuer shall redeem the Series D Preferred Stock at the liquidation preference per share, plus accumulated and unpaid dividends, on January 31, 2026.

CUSIP/ISIN:	376549 507/US3765495078

Trade Date:	January 13, 2021

Settlement and Delivery Date:	January 19, 2021 (T+3)

Liquidation Preference:	$25.00 per share plus accumulated and unpaid dividends

Dividend:	$1.25 per annum per share (or $0.104167 per month). If the Issuer fails to redeem or call for redemption the Series D Preferred Stock pursuant to the mandatory redemption required on January 31, 2026, the dividend rate on the Series D Preferred Stock will increase by 3.000% per share per annum to 8.000%, until such shares are redeemed or called for redemption.

Dividend Payment Dates:	Payable monthly in arrears, beginning on February 28, 2021

Optional Redemption:	January 31, 2023

Change of Control:	Upon the occurrence of a Change of Control Triggering Event (as defined in the preliminary prospectus supplement dated January 12, 2021), unless the Issuer has exercised its option to redeem the Series D Preferred Stock as described above, holders of the Series D Preferred Stock will have the right to require the Issuer to redeem the Series D Preferred Stock at a price equal to the liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid dividends to but excluding the date of payment, but without interest.

Proposed Listing:	The Issuer has filed an application with the Nasdaq to list the Series D Preferred Stock under the listing symbol “LANDM”.

Book-Running Managers:	Janney Montgomery Scott LLC

B. Riley Securities, Inc.
D.A. Davidson & Co.
Ladenburg Thalmann & Co. Inc.
Oppenheimer & Co., Inc.

Co-Managers	Aegis Capital Corporation
Kingswood Capital Markets, division of Benchmark Investments, Inc.
Maxim Group LLC

We expect that delivery of the shares will be made against payment therefor on or about January 19, 2021, which will be the third business day following the trade date. Under Rule 15c6-1 of the Exchange Act, as amended, trades in the secondary market generally will be required to settle in two business days after the trade date for the shares, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the shares on the date of this prospectus supplement will be required, by virtue of the fact that the shares will settle within three business days (T+3), to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement; such purchasers should also consult their own advisors in this regard.

The Issuer has filed a registration statement (including a base prospectus dated April 1, 2020) and a preliminary prospectus supplement dated January 12, 2021 with the Securities and Exchange Commission (the “SEC”), for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement included in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Janney Montgomery Scott LLC at 1717 Arch Street, Philadelphia, PA 19103, Attention: Fixed Income Capital Markets or email prospectus@janney.com.